UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2020

Commission File Number: 001-33773

B COMMUNICATIONS LTD.

(Translation of registrant’s name into English)

144 Menachem Begin Street, Tel Aviv 649210, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Report by Bezeq Subsidiary- Publication by Israeli Ministry of Communications of Recommendations of Inter-Ministerial Team Regarding Broadband Infrastructure and HOT Group

On June 15, 2020, Bezeq The Israel Telecommunication Corporation Ltd. (“Bezeq”), a 26.34% subsidiary of B Communications Ltd. (the “Company”), reported to the Israel Securities Authority (the “ISA”) and Tel Aviv Stock Exchange (the “TASE”) that on June 14, 2020, the Israeli Ministry of Communications published for public comment the recommendations of an inter-ministerial team that examined ultra-broadband infrastructure deployment policy in Israel, in particular with respect to the HOT telecommunications group. Bezeq is studying the inter-ministerial team’s recommendations and intends to provide its comments by the due date for doing so (June 28, 2020).

A translated copy of the foregoing report of Bezeq is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B COMMUNICATIONS LTD.

Date: June 15, 2020	By:	/s/ Tomer Raved
		Name:	Tomer Raved
		Title:	Chief Executive Officer

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description
99.1	English translation of Report by Bezeq to the ISA and TASE on June 15, 2020.

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